SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.     )*

SPRINT NEXTEL CORPORATION

(Name of Issuer)

Series 1 Common Stock, par value $2.00 per share

(Title of Class of Securities)

852061100

(CUSIP Number)

Kenneth A. Siegel, Esq.	Robert S. Townsend, Esq.
Morrison & Foerster LLP	Morrison & Foerster LLP
Shin-Marunouchi Building, 29th Floor	425 Market Street
5-1, Marunouchi 1-Chome	San Francisco, CA 94105-2482
Chiyoda-ku, Tokyo 100-6529 Japan	(415) 268-7000
011-81-3-3214-6522

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

October 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP 852061100	Page 2 of 19

(1)	Name of reporting person: SOFTBANK CORP.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

*	As more fully described in Item 4 to this Schedule 13D (this “Schedule 13D”), on October 15, 2012, Sprint Nextel Corporation (“Sprint”) and Starburst II, Inc., an indirect subsidiary of SOFTBANK CORP. entered into a Bond Purchase Agreement, incorporated by reference as Exhibit 99.3 hereto (the “Bond Purchase Agreement”).
**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by virtue of the Agreement and Plan of Merger, dated as of October 15, 2012 and incorporated by reference as Exhibit 99.2 hereto (the “Merger Agreement”) and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Series 1 Common Stock of Sprint (“Sprint Common Stock”), as more fully described in Items 4 and 5 of this Schedule 13D.

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CUSIP 852061100	Page 3 of 19

(1)	Name of reporting person: Starburst I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D.

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CUSIP 852061100	Page 4 of 19

(1)	Name of reporting person: Starburst II, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

*	SOFTBANK CORP. is providing the funds for the acquisition of the Bond (as defined in the Bond Purchase Agreement).
**	As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D.

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CUSIP 852061100	Page 5 of 19

(1)	Name of reporting person: Starburst III, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: CO

**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D.

CUSIP 852061100	Page 6 of 19

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Series 1 Common Stock, par value $2.00 per share (the “Sprint Common Stock”), of Sprint Nextel Corporation, a Kansas corporation (“Sprint” or the “Issuer”). The address of the Issuer’s principal executive offices is 6200 Sprint Parkway, Overland Park, Kansas 66251.

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is being jointly filed on behalf of SOFTBANK CORP., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation (“HoldCo”), Starburst II, Inc., a Delaware corporation (“Parent”), and Starburst III, Inc., a Kansas corporation (“Merger Sub”, and together with SoftBank, HoldCo and Parent, the “Reporting Persons”, and each a “Reporting Person”).

SoftBank is included as a Reporting Person solely because of its indirect interest in Parent, which is a wholly owned subsidiary of HoldCo. HoldCo, a wholly owned subsidiary of SoftBank, is included as a Reporting Person solely because of its direct interest in Parent, its wholly owned subsidiary. Merger Sub is included as a Reporting Person solely because it is a wholly owned subsidiary of Parent and is a party to the Merger Agreement, as more fully described in Items 4 through 6 of this Schedule 13D, which are herein incorporated by reference.

SOFTBANK CORP.

(a) Name of Person Filing	SOFTBANK CORP.

(b) Address of Principal Business Office	1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan

(c) Principal Business	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Japan

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CUSIP 852061100	Page 7 of 19

Starburst I, Inc.

(a) Name of Person Filing	Starburst I, Inc.

(b) Address of Principal Business Office	38 Glen Avenue

Newton, Massachusetts 02459

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding SoftBank’s indirect interest in Parent.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither HoldCo nor, to HoldCo’s knowledge, any of the individuals referred to in Appendix A-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Starburst II, Inc.

(a) Name of Person Filing	Starburst II, Inc.

(b) Address of Principal Business Office	38 Glen Avenue

Newton, Massachusetts 02459

(c) Principal Business	Wholly owned subsidiary of HoldCo formed for purposes of directly owning Merger Sub and effecting the merger transaction described in the Merger Agreement.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Parent nor, to Parent’s knowledge, any of the individuals referred to in Appendix A-3, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Citizenship	Delaware

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CUSIP 852061100	Page 8 of 19

Starburst III, Inc.

(a) Name of Person Filing	Starburst III, Inc.

(b) Address of Principal Business Office	38 Glen Avenue

Newton, Massachusetts 02459

(c) Principal Business	Wholly owned subsidiary of Parent formed for purposes of merging with and into the Issuer pursuant to the Merger Agreement.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Merger Sub nor, to Merger Sub’s knowledge, any of the individuals referred to in Appendix A-4, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Kansas

Item 3. Source and Amount of Funds or Other Consideration.

SoftBank is financing the $3,100,000,000.00 purchase price of the Bond (as defined and more fully described in Item 4 to this Schedule 13D) through cash on hand.

Item 4. Purpose of Transaction.

On October 15, 2012, Sprint, SoftBank, HoldCo, Parent and Merger Sub entered into the Merger Agreement (as defined and more fully described below). On October 15, 2012 Sprint and Parent also entered into the Bond Purchase Agreement (as defined and more fully described below).

Merger Agreement

On October 15, 2012, Sprint entered into an Agreement and Plan of Merger with SoftBank, HoldCo, Parent and Merger Sub (the “Merger Agreement”), pursuant to which, at the effective time (the “Effective Time”) of the Merger (as defined below), Merger Sub will merge with and into Sprint, with Sprint surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, Parent will be renamed Sprint Corporation.

Pursuant to the Merger Agreement and upon the terms and subject to the conditions described therein, each outstanding share of Sprint Common Stock, other than shares of Sprint Common Stock cancelled and retired at the Effective Time, Sprint Common Stock held by Parent and Dissenting Shares (as defined in the Merger Agreement), will be converted at the Effective Time into either (i) with respect to shares of Sprint Common Stock for which an election to receive cash has been effectively made, subject to the election and allocation procedures in the Merger Agreement, cash in an amount equal to $7.30 (subject to proration), (ii) with respect to shares of Sprint Common Stock for which an election to receive common stock, $0.01 par value per share, of Parent (“Parent Common Stock”) has been effectively made, one share of Parent Common Stock (subject to proration), or (iii) with respect to shares of Sprint Common Stock for which no election to receive cash or Parent Common Stock has been effectively made, either (x) cash in an amount equal to $7.30, (y) one share of Parent Common Stock or (z) a combination of cash and a fraction

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CUSIP 852061100	Page 9 of 19

of a share of Parent Common Stock (collectively, the “Merger Consideration”). Immediately following the Merger, subject to the terms of the Merger Agreement, it is expected that HoldCo will hold shares of Parent Common Stock representing approximately 69.642% of the fully-diluted equity of Parent (excluding shares of Parent Common Stock issuable upon exercise of the warrant contemplated by the Warrant Agreement discussed below), and the former stockholders and other former equityholders of Sprint will hold, collectively, shares of Parent Common Stock and other equity securities of Parent collectively representing approximately 30.358% of the fully-diluted equity of Parent (excluding shares of Parent Common Stock issuable upon exercise of the warrant contemplated by the Warrant Agreement discussed below).

At or prior to the Effective Time, SoftBank will cause HoldCo (i) to contribute to Parent not less than $17.04 billion (of which amount $12.14 billion will be paid to Sprint’s stockholders as part of the Merger Consideration and $4.9 billion will remain in the cash balances of Parent following the Effective Time) and (ii) to enter into a Warrant Agreement with Parent substantially in the form attached to the Merger Agreement (the “Warrant Agreement”). Pursuant to the Warrant Agreement, for a period of five years after the Effective Time, HoldCo will have the right to purchase up to 54,579,924 shares of Parent Common Stock for a price of $5.25 per share.

The consummation of the Merger is subject to obtaining the affirmative vote of the holders of a majority of the outstanding shares of Sprint Common Stock in favor of the adoption of the Merger Agreement. The consummation of the Merger is also subject to the performance of covenants and the satisfaction of certain other conditions, including, among other things, (i) the effectiveness of the registration statement for the shares of Parent Common Stock to be issued in the Merger, and the approval of the listing of such shares on the New York Stock Exchange (the “NYSE”), (ii) receipt of certain regulatory approvals, including approvals of the Federal Communications Commission, applicable state public utility commissions, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and certain applicable non-U.S. competition laws, favorable completion of review by the Committee on Foreign Investments in the United States (“CFIUS”) and the approval by the Defense Security Services of a plan to operate the business of Sprint and its subsidiaries pursuant to a foreign ownership, control or influence (“FOCI”) mitigation plan, and (iii) no material adverse effect with respect to Sprint since the date of the Merger Agreement.

The Merger Agreement contains representations and warranties and covenants customary for a transaction of this nature. Sprint is subject to restrictions on its ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit Sprint’s board of directors to comply with its fiduciary duties.

The Merger Agreement contains certain termination rights for both Sprint and Parent. Upon termination of the Merger Agreement, under specified circumstances (including in connection with a superior offer), Sprint may be required to pay a termination fee of $600 million to Parent. In addition, if the Merger Agreement is terminated because Sprint’s stockholders do not approve and adopt the Merger Agreement, and prior to such termination certain triggering events described in the Merger Agreement have not occurred, then Sprint may be required to reimburse Parent for its fees and expenses incurred in connection with the Merger Agreement up to $75 million. Upon termination of the Merger Agreement, under specified circumstances (including failure of Parent to obtain financing), Parent may be required to pay a reverse termination fee of $600 million to Sprint.

In accordance with the Merger Agreement, upon consummation of the Merger, Parent’s board of directors will consist of ten members, comprising six directors appointed by SoftBank (of which six members, three will be independent directors under the listing standards of the NYSE), three independent directors selected from Sprint’s board of directors immediately prior to the Effective Time, and Sprint’s chief executive officer.

Bond Purchase Agreement

In connection with the Merger Agreement, on October 15, 2012, Parent entered into a Bond Purchase Agreement (the “Bond Purchase Agreement”) with Sprint pursuant to which Parent agreed to purchase

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CUSIP 852061100	Page 10 of 19

from Sprint a Bond (the “Bond”) in the principal amount of $3.1 billion. The Bond is convertible, subject to the provisions of the Bond Purchase Agreement, into an aggregate of 590,476,190 shares of Sprint Common Stock, or approximately 19.65% of the current outstanding shares of Sprint Common Stock (pre-conversion), subject to adjustment in accordance with the terms of the Bond Purchase Agreement. If not earlier converted, principal and any accrued but unpaid interest under the Bond will be due and payable on October 15, 2019. The principal balance of the Bond will bear interest at 1.0% per annum, with interest payable semi-annually in arrears on April 15 and October 15, beginning on April 15, 2013.

Immediately prior to the Effective Time, the Bond will be converted into shares of Sprint Common Stock in accordance with the terms and conditions of the Bond Purchase Agreement, and the Bond may not otherwise be converted prior to the termination of the Merger Agreement without consummation of the Merger. Parent may convert the Bond into Sprint Common Stock at any time after the termination of the Merger Agreement without consummation of the Merger. Conversion of the Bond is subject in any case to receipt of any required approvals and, subject to certain exceptions, to receipt of waivers under Sprint’s existing credit facilities.

Sprint has agreed to certain registration rights with respect to Sprint Common Stock issuable upon conversion of the Bond. Subject to certain exceptions, Parent may not transfer the Bond without Sprint’s consent.

Upon conversion of the Bond in full, and for so long as Parent and its affiliates hold (i) at least 10% of the total number of shares of Sprint Common Stock then outstanding, Parent shall have the right to designate two members of Sprint’s board of directors or (ii) less than 10%, but at least 5%, of the total number of shares of Sprint Common Stock then outstanding, Parent shall have the right to designate one member of Sprint’s board of directors, in each case, provided the Merger Agreement has been terminated without consummation of the Merger. Sprint will use its commercially reasonable best efforts to facilitate the appointment of the individuals designated by Parent to be elected as a member of Sprint’s board of directors. Parent’s right to designate members of Sprint’s board of directors will terminate if Parent sells or otherwise disposes of any of Sprint Common Stock received upon conversion of the Bond.

The foregoing summaries of certain provisions of the Merger Agreement and the Bond Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated by reference as Exhibits 99.2 and 99.3 of this Schedule 13D and are incorporated into Item 4 of this Schedule 13D by reference.

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CUSIP 852061100	Page 11 of 19

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of October 15, 2012, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to 590,476,190 shares of Sprint Common Stock, representing 16.4% of such class following conversion of the Bond into Sprint Common Stock, pursuant to the terms of the Bond Purchase Agreement and the Merger Agreement. Prior to conversion of the Bond, none of the Reporting Persons has the right to vote any shares of Sprint Common Stock that may be issuable upon conversion of the Bond. By virtue of the Merger Agreement and the Bond Purchase Agreement, each of the Reporting Persons may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, which may be deemed to beneficially own the 590,476,190 shares of Sprint Common Stock underlying the Bond and deemed to be beneficially owned by SoftBank, HoldCo, Parent and Merger Sub.

The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

(c) Except as set forth above or incorporated herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons knowledge, the persons set forth on Appendix A-1, A-2, A-3 and A-4 of this Schedule 13D has effected any transaction in any Sprint Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 to this Schedule 13D is herein incorporated by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement dated as of October 25, 2012 by and among SOFTBANK CORP., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc.

99.2	Agreement and Plan of Merger dated as of October 15, 2012 by and among Sprint Nextel Corporation, SOFTBANK CORP., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

99.3	Bond Purchase Agreement dated as of October 15, 2012 by and between Sprint Nextel Corporation and Starburst II, Inc. (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2012

SOFTBANK CORP.

By	/s/ Masayoshi Son
Name: Masayoshi Son
Title: Chairman & CEO

STARBURST I, INC.

By	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: President

STARBURST II, INC.

By	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: President

STARBURST III, INC.

By	/s/ Ronald D. Fisher
Name: Ronald D. Fisher
Title: President

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CUSIP 852061100	Page 13 of 19

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK CORP.

Set forth below is a list of each executive officer and director of SOFTBANK CORP. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Masayoshi Son*, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director/Chairman & CEO of SOFTBANK CORP.

Ken Miyauchi*, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SOFTBANK CORP.

Kazuhiko Kasai*, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SOFTBANK CORP.

Ronald D. Fisher*, a citizen of the United States of America SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and President of SOFTBANK Holdings Inc., a wholly owned subsidiary of SOFTBANK CORP.	SOFTBANK Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman & CEO of Alibaba Group Holding Limited, an online shopping sites operator	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Tadashi Yanai*, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman, President & CEO of FAST RETAILING CO., LTD., a casualwear apparel business	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894, Japan

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Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Mark Schwartz*, a citizen of the United States of America SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Vice Chairman of Goldman Sachs Group, Inc. and Chairman of Goldman Sachs Asia Pacific, global banking businesses	Goldman Sachs (Asia) LLC Cheung Kong Center, 68th Floor 2 Queens’s Road Central Hong Kong

Sunil Bharti Mittal*, a citizen of India SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman and Managing Director of Bharti Airtel Limited, a telecommunications company	Bharti Airtel Limited Bharti Crescent, 1 Nelson Mandela Road, Vasant Kunj, Phase II, New Delhi - 110 070 India

Yoshimitsu Goto, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Executive Corporate Officer of SOFTBANK CORP.

Fumihiro Aono, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SOFTBANK CORP.

Masato Suzaki, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SOFTBANK CORP.

Kazuko Kimiwada, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SOFTBANK CORP.

Mitsuo Sano**, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Corporate Auditor of SOFTBANK CORP.

Soichiro Uno**, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Partner at Nagashima Ohno & Tsunematsu, an international law firm	Nagashima Ohno & Tsunematsu Kioicho Building, 3-12, Kioicho, Chiyoda-ku, Tokyo 102-0094 Japan

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Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Kouichi Shibayama**, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Advisor at Zeirishi-Hojin PricewaterhouseCoopers, an international accounting firm	Zeirishi-Hojin PricewaterhouseCoopers Kasumigaseki Bldg. 15F, 2-5 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6015 Japan

Hidekazu Kubokawa**, a citizen of Japan SOFTBANK CORP. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo105-7303 Japan	Representative Partner at Yotsuya Partners Accounting Firm	Yotsuya Partners Accounting Firm 4F, 3-7 Yotsuya, Shinjuku-ku, Tokyo 160-0004 Japan

*	Director
**	Corporate Auditor

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Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Ronald D. Fisher* ** Starburst I, Inc. 38 Glen Avenue Newton, Massachusetts 02459	Director and President of SOFTBANK Holdings Inc., a wholly owned subsidiary of SOFTBANK CORP.	SOFTBANK Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Steven J. Murray* *** Starburst I, Inc. 38 Glen Avenue Newton, Massachusetts 02459	Partner, SOFTBANK Capital, a venture capital organization affiliated with the SOFTBANK group	SOFTBANK Capital 38 Glen Avenue Newton, Massachusetts 02459

*	Director
**	President
***	Secretary and Treasurer

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CUSIP 852061100	Page 17 of 19

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST II, INC.

Set forth below is a list of each executive officer and director of Starburst II, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Ronald D. Fisher* ** Starburst II, Inc. 38 Glen Avenue Newton, Massachusetts 02459	Director and President of SOFTBANK Holdings Inc., a wholly owned subsidiary of SOFTBANK CORP.	SOFTBANK Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Steven J. Murray* *** Starburst II, Inc. 38 Glen Avenue Newton, Massachusetts 02459	Partner, SOFTBANK Capital, a venture capital organization affiliated with the SOFTBANK group	SOFTBANK Capital 38 Glen Avenue Newton, Massachusetts 02459

*	Director
**	President
***	Secretary and Treasurer

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CUSIP 852061100	Page 18 of 19

Appendix A-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST III, INC.

Set forth below is a list of each executive officer and director of Starburst III, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Ronald D. Fisher* ** Starburst III, Inc. 38 Glen Avenue Newton, Massachusetts 02459	Director and President of SOFTBANK Holdings Inc., a wholly owned subsidiary of SOFTBANK CORP.	SOFTBANK Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Steven J. Murray* *** Starburst III, Inc. 38 Glen Avenue Newton, Massachusetts 02459	Partner, SOFTBANK Capital, a venture capital organization affiliated with the SOFTBANK group	SOFTBANK Capital 38 Glen Avenue Newton, Massachusetts 02459

*	Director
**	President
***	Secretary and Treasurer

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CUSIP 852061100	Page 19 of 19

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement dated as of October 25, 2012 by and among SOFTBANK CORP., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc.

99.2	Agreement and Plan of Merger dated as of October 15, 2012 by and among Sprint Nextel Corporation, SOFTBANK CORP., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

99.3	Bond Purchase Agreement dated as of October 15, 2012 by and between Sprint Nextel Corporation and Starburst II, Inc. (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

13D